SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
Investors Heritage Capital Corporation
(Name of Issuer)

Common Stock, par value $1.00
(Title of Class of Securities)

(CUSIP 461556 10 2)

Rudrabhishek Sahay
Aquarian Investors Heritage Holdings LLC
299 Park Avenue, 6th Floor
New York, New York 10017

With a copy to:

Christopher J. Ulery, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
1440 New York Avenue, N.W.
Washington D.C. 20005
(202) 393-5760
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 27, 2017
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d- 1(g), check the following box ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

1.	Names of Reporting Persons. Aquarian Investors Heritage Holdings LLC (“Aquarian”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF, BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power 0

		8.	Shared Voting Power 335,730.20

		9.	Sole Dispositive Power 0

		10.	Shared Dispositive Power 335,730.20

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 335,730.20*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 30.3% **

14.	Type of Reporting Person (See Instructions) HC

____________________________
*
Represents 335,730.20 shares of common stock of Investors Heritage Capital Corporation, a Kentucky corporation (“IHCC”) that are subject to the voting agreement, dated as of October 27, 2017 (the “Voting Agreement”), entered into by Aquarian and certain shareholders of IHCC. Pursuant to Rule 13d-4, Aquarian expressly disclaims beneficial ownership of any such shares or other securities of IHCC subject to the Voting Agreement, and nothing herein shall be deemed an admission by Aquarian as to the beneficial ownership of such shares or other securities.

**
Such percentage is based upon 1,109,666.345 outstanding shares of common stock of IHCC as of August 14, 2017, as reported in IHCC’s Form 10-Q for the period ended June 30, 2017, and filed with the Securities and Exchange Commission (the “SEC”) on August 14, 2017.

1.	Names of Reporting Persons. Rudrabhishek Sahay (“Mr. Sahay”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF, BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power 0

		8.	Shared Voting Power 335,730.20

		9.	Sole Dispositive Power 0

		10.	Shared Dispositive Power 335,730.20

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 335,730.20*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 30.3% **

14.	Type of Reporting Person (See Instructions) IN

____________________________
*
Represents 335,730.20 shares of common stock of IHCC that are subject to the Voting Agreement. Pursuant to Rule 13d-4, Mr. Sahay expressly disclaims beneficial ownership of any such shares or other securities of IHCC subject to the Voting Agreement, and nothing herein shall be deemed an admission by Mr. Sahay as to the beneficial ownership of such shares or other securities.

**
Such percentage is based upon 1,109,666.345 outstanding shares of common stock of IHCC as of August 14, 2017, as reported in IHCC’s Form 10-Q for the period ended June 30, 2017, and filed with the SEC on August 14, 2017.

Item 1. Security and Issuer
This statement on Schedule 13D (this “Schedule”) relates to the shares of common stock of IHCC, par value $1.00 per share (the “IHCC Common Stock”).  IHCC’s principal executive address is 200 Capital Avenue, Frankfort, Kentucky 40601, United States of America.
Item 2. Identity and Background
(a)	This Schedule is being filed by Aquarian and Mr. Sahay (collectively, the “Reporting Persons”).

(b)	The address and principal office of each of the Reporting Persons is:

299 Park Avenue, 6th Floor
New York, New York 10017
United States of America

(c)
Aquarian is a newly-formed Delaware limited liability company that was established to facilitate the acquisition of IHCC and is indirectly owned and controlled by Mr. Sahay.  Aquarian conducts no independent business operations of its own.  Aquarian’s sole member and direct parent is Aquarian Parc Holdings LLC, a Delaware limited liability company (“Parc”), which is indirectly owned and controlled by Mr. Sahay.  Parc’s address and principal office is 299 Park Avenue, 6th Floor, New York, New York 10017, United States of America.

The name, present principal occupation or employment, present business address and country of citizenship of each executive officer of Aquarian are set forth on Annex A hereto and are incorporated by reference herein in their entirety.

(d)
During the past five years, none of the Reporting Persons, Parc nor, to the best of their knowledge, any person listed on Annex A hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the past five years, none of the Reporting Persons, Parc nor, to the best of their knowledge, any person listed on Annex A hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration
As an inducement for Aquarian to enter into the Merger Agreement (as defined in Item 4 herein) and in consideration thereof, certain shareholders of IHCC entered into the Voting Agreement.  Other than entering into the Merger Agreement, Aquarian has not paid any consideration to IHCC or to any shareholder of IHCC as an inducement to entering into the Voting Agreement.
Mr. Sahay, through a wholly-owned entity, is the sole general partner of a limited partnership for which there are commitments for equity capital contributions and debt financing up to an aggregate amount of approximately $77.8 million, a portion of such equity and debt proceeds will be delivered and contributed to Parc, and ultimately to Aquarian, in connection therewith in order to fund the Merger Consideration (as defined in Item 4 herein).  Pursuant to an equity commitment letter from Parc to Aquarian, dated as of October 27, 2017 (the “Equity Commitment Letter”), Parc has committed to provide Aquarian, one business day prior to the anticipated closing date of the Merger Agreement, with equity financing in an aggregate amount up to $77.8 million (of which, approximately $52.2 million will be used to pay the Merger Consideration) subject to the conditions set forth in the Equity Commitment Letter.

For a summary of certain provisions of the Merger Agreement, see Item 4 below, which summary is incorporated by reference in its entirety in the response to this Item 3.  For a summary of the Voting Agreement, see Item 4 below, which summary is incorporated by reference in its entirety in the response to this Item 3.  The Merger Agreement is filed as Exhibit 1 hereto and is incorporated herein by reference in its entirety.  The Voting Agreement is filed as Exhibit 2 hereto and is incorporated herein by reference in its entirety.  The Equity Commitment Letter is filed as Exhibit 3 hereto and is incorporated herein by reference in its entirety.
Item 4. Purpose of Transaction.
(a), (b), (d), (g), (h), (i) and (j)
As described more fully in Item 3 and below, this Schedule relates to the proposed acquisition of IHCC by Aquarian pursuant to the terms of an Agreement and Plan of Merger (the “Merger Agreement”), dated as of October 27, 2017, by and among IHCC, Aquarian and Aquarian Investors Heritage Acquisition Co., a Kentucky corporation and a direct, wholly owned subsidiary of Aquarian (“Merger Sub”).  To induce Aquarian to enter into the Merger Agreement, certain shareholders of IHCC entered into the Voting Agreement with Aquarian.  The purpose of the Voting Agreement is to facilitate the consummation of the Merger (as defined below).
Merger Agreement
At the time of the closing of the transactions contemplated by the Merger Agreement (the “Effective Time”), Merger Sub will, in accordance with the Kentucky Business Corporations Act, Kentucky Revised Statutes Section 271B.11 (the “KBCA”) and the Merger Agreement, merge with and into IHCC, with IHCC continuing as the surviving corporation as a wholly-owned subsidiary of Aquarian (the “Merger”).

At the Effective Time, each share of IHCC Common Stock issued and outstanding immediately prior to the Effective Time (other than certain excluded shares and the Contributed Shares (as defined herein)) shall be converted automatically into and shall thereafter represent the right to receive an amount, in cash, equal to $44.75, without interest (the “Merger Consideration”).  As of the Effective Time, all such shares of IHCC Common Stock will no longer be outstanding and will automatically be canceled and will cease to exist, and each shareholder who owned shares of IHCC Common Stock immediately prior to the Effective Time will cease to have any rights with respect thereto, except the right to receive the Merger Consideration to be paid in consideration therefor upon surrender of such share, without interest and subject to any withholding taxes.  Shares of IHCC Common Stock held directly by IHCC or held by Aquarian will not be entitled to receive any Merger Consideration.  Each share of IHCC Common Stock owned by any direct or indirect wholly owned subsidiary of IHCC shall represent the right to receive the Merger Consideration.  Shares of IHCC Common Stock that are issued and outstanding immediately prior to the Effective Time that are held by a shareholder who did not vote in favor of the Merger (or consent thereto in writing) and who is entitled to demand and properly demands payment of the fair value of such shares pursuant to, and complies in all respects with, the provisions of Subtitle 13 of the KBCA shall not be converted into or be exchangeable for the right to receive the Merger Consideration, but instead such shareholder shall be entitled to receive such consideration (and only such consideration) as may be determined to be due to such shareholder pursuant to Subtitle 13 of the KBCA.

Shareholders of IHCC will be asked to vote on the adoption of the Merger Agreement and the Merger at the IHCC Shareholders’ Meeting.  Pursuant to the Merger Agreement, the closing of the Merger is subject to a non-waivable condition that the Merger Agreement be adopted by the affirmative vote of the holders of a majority of the outstanding shares of IHCC Common Stock entitled to vote at the IHCC Shareholders’ Meeting (the “IHCC Required Vote”).  Consummation of the Merger is also subject to the satisfaction or waiver of certain customary closing conditions, including, among others: (i) no law or order being enacted, issued or enforced that is in effect and that makes illegal, prevents, prohibits, restrains or enjoins consummation of the Merger; (ii) the requisite regulatory approvals set forth in the Merger Agreement having been obtained and remaining in full force and effect, including approvals and notices to be filed with applicable state insurance regulators; (iii) the continuing employment of Harry Lee Waterfield II, Raymond L. Carr, Robert M. Hardy, Jr, Larry J. Johnson II and Julie Hunsinger Mink; and (iv) the satisfaction of the conditions precedent to the obligations of certain lenders to fund certain loan obligations to an affiliate of Aquarian to be utilized to fund a material portion of the aggregate Merger Consideration.  Consummation of the closing of the Merger is also subject to certain other customary conditions, including, among other things, the accuracy of each party’s representations and warranties contained in the Merger Agreement and each party’s compliance with its covenants and agreements contained in the Merger Agreement.

The Merger Agreement contains customary representations, warranties and covenants of IHCC, Aquarian and Merger Sub.  IHCC has agreed to various customary covenants and agreements, including, among other things, to conduct its business and operations and to cause its subsidiaries to conduct their business and operations in the ordinary course during the period between the execution of the Merger Agreement and the Effective Time, not to engage in certain kinds of transactions during this period and to hold the IHCC Shareholders’ Meeting.

The Merger Agreement contains certain provisions giving each of IHCC and Aquarian the right to terminate the Merger Agreement under certain circumstances.  Upon termination of the Merger Agreement, under specified circumstances, IHCC may be required to pay termination fees to Aquarian in an aggregate amount of up to $2,500,000.
The Merger Agreement provides that at the Effective Time, all directors of IHCC other than Harry Lee Waterfield II and Robert M. Hardy, Jr. shall resign as directors of IHCC.  Concurrently with the execution and delivery of the Merger Agreement, IHCC or its subsidiaries is entering into three-year employment agreements with Harry Lee Waterfield II, Raymond L. Carr, Robert M. Hardy, Jr., Larry J. Johnson II and Julie Hunsinger Mink (the “Key Employees”), to be effective as of the Effective Time (collectively, the “Employment Agreements”).  The Employment Agreements provide, among other things, that the Key Employees shall continue to be employees of IHCC’s subsidiary following the Effective Time, the Key Employees shall contribute their shares of IHCC Common Stock in exchange for equity of the Aquarian in accordance with the Contribution Agreement and the Key Employees shall be subject to certain confidentiality, non-competition, non-solicitation, non-disparagement and non-interference covenants.
It is anticipated that upon consummation of the Merger, the size of the Board of Directors of IHCC will be increased to nine (9) directors.  In accordance with the Merger Agreement, the directors of Merger Sub, along with Harry Lee Waterfield II, Robert M. Hardy, Jr. and Raymond L. Carr, and additional directors identified by the Reporting Persons, shall become the Board of Directors of IHCC (as the surviving corporation in the Merger), until their respective successors are duly elected or appointed and qualified.
At the Effective Time, pursuant to Section 1.05 of the Merger Agreement, the Articles of Incorporation and Bylaws of IHCC shall be amended and restated in their entirety substantially as set forth on Exhibit A and Exhibit B to the Merger Agreement, respectively, which is incorporated herein by reference in its entirety.
If the Merger is consummated as planned, IHCC’s Common Stock will be de-listed from the OTC Markets Group, Inc. and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.
Voting Agreement
Concurrently with the execution of the Merger Agreement, certain shareholders of IHCC (the “Voting Agreement Shareholders”) entered into the Voting Agreement with Aquarian.  The Voting Agreement Shareholders collectively own beneficially 335,730.20 of the shares of the IHCC Common Stock as of the date of the Merger Agreement which represent 30.3% of the shares of IHCC Common Stock issued and outstanding and entitled to vote.  Pursuant to the Voting Agreement, among other things, the Voting Agreement Shareholders have agreed to vote, in accordance with the terms of such Voting Agreement, all of the shares of the IHCC Common Stock controlled by such Voting Agreement Shareholders in favor of the transactions contemplated by the Merger Agreement.  Further, the Voting Agreement Shareholders granted a proxy to and appointed Aquarian and two of Aquarian’s representatives as their attorneys-in-fact to vote their shares of IHCC Common Stock in accordance with the Voting Agreement.  The Voting Agreement restricts the ability of the Voting Agreement Shareholders to transfer their shares of IHCC Common Stock and provides that any additional shares of IHCC Common Stock and all stock dividends issued to the Voting Agreement Shareholders or for their benefit shall be subject to the Voting Agreement.

Contribution Agreement
Certain shareholders of IHCC and Aquarian have entered into a Contribution Agreement, dated as of October 27, 2017 (the “Contribution Agreement”), pursuant to which the Contributing Shareholders have committed to contribute approximately 185,418.476 shares of IHCC Common Stock beneficially owned by them (the “Contributed Shares”) in exchange for equity interests in Aquarian.  The Contributed Shares represent 13.7% of all issued and outstanding shares of IHCC Common Stock as of the date of the Contribution Agreement.
The foregoing descriptions of the Merger Agreement, Voting Agreement and Contribution Agreement are qualified in their entirety by reference to such agreements, copies of which are filed as Exhibit 1, Exhibit 2 and Exhibit 4 hereto, respectively, and are incorporated herein by reference in their entirety.
Other than as set forth in this Item 4, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a), (b), (d), (g), (h), (i) and (j) of Item 4 of Schedule 13D of the Securities Exchange Act of 1934, as amended.
Item 5. Interest in Securities of the Issuer
(a) - (b)
As of the date of this Schedule (i) no shares of IHCC Common Stock are owned by the Reporting Persons and (ii) as a result of the Voting Agreement, each of the Reporting Persons may be deemed to be the beneficial owner of and to have the shared voting power with respect to 335,730.20 shares of IHCC Common Stock. To the knowledge of the Reporting Persons, based upon 1,109,666.345 outstanding shares of IHCC Common Stock as of August 14, 2017 as reported in IHCC 's Form 10-Q for the period ended June 30, 2017, and filed with the SEC on August 14, 2017, the Voting Agreement Shareholders own or control in the aggregate approximately 30.3% of the outstanding shares of IHCC Common Stock. The Reporting Persons expressly disclaim beneficial ownership of any shares of IHCC Common Stock or other securities of IHCC other than those subject to the Voting Agreement, and nothing herein shall be deemed an admission by the Reporting Persons as to the beneficial ownership of such shares or other securities.

(c) - (d)
Except as described herein, none of the Reporting Persons, Parc nor, to the best of their knowledge, any other person referred to in Annex A attached hereto, has acquired or disposed of any shares of IHCC Common Stock during the past 60 days. Furthermore, the Reporting Persons know of no other person having the right to receive the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule.

(e)	Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The information set forth in Items 2, 3 and 4 is incorporated herein by reference in its entirety.
Item 7. Material to Be Filed as Exhibits.
Exhibit 1
Agreement and Plan of Merger, dated as of October 27, 2017, by and among Investors Heritage Capital Corporation, Aquarian Investors Heritage Holdings LLC and Aquarian Investors Heritage Acquisition Co. (incorporated by reference to Exhibit 2.1 to Investor Heritage Capital Corporation’s Current Report on Form 8-K, filed October 27, 2017 (Commission File No. 000-01999)).

Exhibit 2
Voting Agreement, dated as of October 27, 2017, by and among Aquarian Investors Heritage Holdings LLC and Harry Lee Waterfield II, Raymond L. Carr, Robert M. Hardy, Jr., Julie Hunsinger Mink, Larry Johnson, Whitney Waterfield, Garth Waterfield, Jane Jackson and Kendall Shelton (incorporated by reference to Exhibit 2.2 to Investor Heritage Capital Corporation’s Current Report on Form 8-K, filed October 27, 2017 (Commission File No. 000-01999)).

Exhibit 3	Equity Commitment Letter, dated as of October 27, 2017, by and among Aquarian Parc Holdings LLC and Aquarian Investors Heritage Holdings LLC

Exhibit 4
Contribution Agreement, dated as of October 27, 2017, by and among Aquarian Investors Heritage Holdings LLC and Harry Lee Waterfield II, Raymond L. Carr, Robert M. Hardy, Jr., Julie Hunsinger Mink, Larry Johnson, Whitney Waterfield, Garth Waterfield, Jane Jackson and Kendall Shelton (incorporated by reference to Exhibit 2.3 to Investor Heritage Capital Corporation’s Current Report on Form 8-K, filed October 27, 2017 (Commission File No. 000-01999)).

SIGNATURE
                    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
          Dated: November 6, 2017
AQUARIAN INVESTORS HERITAGE HOLDINGS LLC

By:	/s/ Rudrabhishek Sahay
	Name:	Rudrabhishek Sahay
	Title:	President

SIGNATURE
                    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
          Dated: November 6, 2017
RUDRABHISHEK SAHAY

/s/ Rudrabhishek Sahay

Annex A
Aquarian Investors Heritage Holdings LLC
The following table sets forth the name, present occupation or employment and citizenship of each executive officer of Aquarian as of November 6, 2017.  The principal business address of each person listed below is c/o 299 Park Avenue, 6th Floor, New York, New York 10017, United States of America.
EXECUTIVE OFFICERS OF AQUARIAN INVESTORS HERITAGE HOLDINGS LLC

Name	Present Occupation	Citizenship
Rudrabhishek Sahay	President and Secretary	United States

Robert S. Yingling	Assistant Secretary	United States